Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 17, 2019

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company in their meeting held on May 16, 2019, has granted the following stock options to employees of the Company:

a) 1,67,500 Indian stock options, exercisable at fair market value of Rs. 2,814/- under "Dr. Reddy's Employees Stock Option Scheme, 2018"

b) 46,680 Indian stock options, exercisable at par value of Rs.5/- under "Dr. Reddy's Employees Stock Option Scheme, 2002"

c) 84,142 American Depository Receipts (ADR) stock options, exercisable at par value of Rs.5/- under "Dr. Reddy's Employees ADR Stock Option Scheme, 2007"

d) 61,700 ADR stock options, exercisable at fair market value of Rs. 2,814/- under "Dr. Reddy's Employees ADR Stock Option Scheme, 2007"

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary